New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail : trina_sandoval@newyorklife.com

Trina Sandoval Associate General Counsel

November 15, 2017

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Initial Registration Statement filed on Form N-4

•	NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-219399 (New York Life Premier Variable Annuity – FP Series)

•	NYLIAC Variable Annuity Separate Account-IV, File Nos. 811-21397/333-219400 (New York Life Premier Variable Annuity – FP Series)

Dear Mr. Buda:

We are providing responses to the telephonic comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on October 31, 2017, in connection with the above-referenced registration statements (the “Registration Statements”) filed on July 21, 2017. For your convenience each of those comments is set forth below, followed by our response to the comment.

PROSPECTUS

Condensed Financial Information

1.    Staff Comment:

Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the policies covered by this registration statement because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other policy offered through the same separate account (e.g., the other policy has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Form N-4, Item 4(a), Instruction 1.

Response: Comment complied with. The prospectus includes condensed financial information relating to another variable annuity policy that we offer that has the same M&E charge and investment divisions.

Additions, Deletions, Or Substitutions Of Investments

2.    Staff Comment:

In the first sentence at the top of page 24, please add, “(including any required regulatory approval)” after “subject to any applicable law” to clarify that you will secure any necessary regulatory approval prior to any substitution of shares in an Investment Division.

Response: Comment complied with. The disclosure has been revised to include the requested language.

The Policies

3.    Staff Comment:

Add disclosure that all material state variations are specified in the prospectus or in an appendix to the prospectus.

Response: Comment complied with. We have added the following disclosure to the last sentence of the fifth paragraph under “The Policies” section of the prospectus: “… and that describes all material state variations to the policies consistent with the disclosure standards under the federal securities laws.”

The Policies, Riders, (b) Investment Preservation Rider – FP Series (optional)

4.    Staff Comment:

(a)	Please disclose, in bold, in the IPR Reset section of the prospectus the following: (i) information regarding the circumstances in which the right to reset may be suspended, (ii) who the right may be suspended for (i.e., all or specific policyowners), and (iii) how and how long in advance will NYL communicate the suspension to the policyowners.

Response: The rider does not set limits on our authority to suspend or terminate IPR resets or specify a notice period. However, we have added disclosure to clarify the scope of authority to suspend or discontinue IPR resets and to describe the method of notice. We have not added disclosure regarding whether any suspension or termination would apply to all policyowners. However, we believe the scope of authority is clear from the revised disclosure. We note that the IPR provides a benefit for a specified term (holding period). The IPR is not a lifetime benefit. We also note that, as disclosed in the prospectus, the charge for the IPR only applies during the term that the IPR is in effect. In response to the Staff’s comment, we have revised the disclosure in bold as follows: We can suspend or discontinue the ability to reset the Guaranteed Amount at any time in our sole discretion on a nondiscriminatory basis. If we decide to suspend or discontinue the ability to reset the Guaranteed Amount, we will promptly notify you in writing. Please contact your registered representative for more information.

(b)	Please disclose that Asset Allocation Categories and Asset Allocation Models could also change upon an IPR Reset.

Response: Comment complied with. We have revised the existing disclosure to clarify the changes that may be made to the Asset Allocation Categories and the Asset Allocation Models upon an IPR reset.

PART C

Financial Statements and Exhibits

5.    Staff Comment:

Please confirm that the exhibits filed are actual agreements and not simply “forms of” agreements.

Response: NYLIAC confirms that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement, subject to redaction of certain proprietary information.

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We appreciate your review of our responses to your comments received on October 31, 2017. We intend to incorporate these revisions in the Registration Statements by means of pre-effective amendments.

If you have any comments or questions, please feel free to contact me at (212) 576-4958 or Chip Lunde at (202) 965-8139.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel

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